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07000971

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIG Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 Peachtree Street, NE #2250
(No. and Street)

Atlanta (City) **Georgia** (State) **30361** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lauren Jones **404-601-7212**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harshman Phillips & Company, LLC
(Name – *if individual, state last, first, middle name*)

3050 Amwiler Road, Suite 210 (Address) **Atlanta** (City) **Georgia** (State) **30360** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Geoff Hodgson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FIG Partners LLC**, as of **December 31**, 20 **06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Your Financial Business Matters.™

HARSHMAN PHILLIPS & COMPANY, LLC
3050 Amwiler Road, Suite 200
Atlanta, GA 30360
Tel 770.804.0300
Fax 770.804.0311

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Members of
FIG Partners, LLC

We have audited the accompanying statement of financial condition of FIG Partners, LLC as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FIG Partners, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Harshman Phillips & Co., LLC

February 8, 2007

FIG PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$	1,320,769
Securities owned, not yet sold		1,754,246
Other receivables		525,047
Due from employees		22,074
Securities available for sale		88,626
Prepaid expenses		44,385
Property and equipment, net		156,681
Deposits		13,683
Total Assets	$	3,925,511

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	1,089,586
Payable to clearing organization		94,084
Securities sold, not yet purchased		2,852
		1,186,522
Long-term subordinated notes payable		225,000
Members' Equity		2,513,989
Total Liabilities and Members' Equity	$	3,925,511

The accompanying notes are an integral part of this financial statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization and description of business

FIG Partners, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company provides independent research on financial institutions, active market-making, principal and agency transactions and investment banking to institutional investors, high net worth individuals, and companies in the financial services industry. The Company is based in Atlanta, Georgia and introduces customers on a fully-disclosed basis to its primary clearing agent, First Clearing LLC.

2. Summary of significant accounting policies

a. Basis of accounting

The accompanying statement of financial condition of the Company has been prepared on the accrual basis of accounting and accordingly reflects all significant receivables, payables, and other assets and liabilities.

b. Securities transactions

Customers' securities transactions are reported on a settlement date basis. Related commission revenues and clearing fees are recorded on a trade date basis. Proprietary securities transactions are recorded on a trade date, as if they had settled.

Marketable securities owned and securities sold, not yet purchased, are recorded at fair value. Realized and unrealized gains and losses are reflected in net trading profits.

c. Securities available for sale

Available for sale securities consist of certain equity securities and warrants not classified as trading securities or as securities held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Securities not readily marketable are valued at fair value as determined by the Company's management. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

2. Summary of significant accounting policies (continued)

d. Investment banking

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable. Investment banking revenues also include fees earned from providing merger and acquisition and financial research and advisory services.

e. Depreciation and amortization

Furniture and fixtures are depreciated on a straight-line basis over a seven-year life. Equipment is depreciated on a straight-line basis over a three-year life. Leasehold improvements are amortized over the original term of the lease. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred.

f. Income taxes

The Company is a Georgia Limited Liability Company ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying statement of financial condition as the tax effects of the Company's activities are the responsibility of its members.

g. Cash and cash equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents. The Company is required to maintain a minimum $100,000 collateral account with First Clearing LLC its primary clearing agent.

h. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

i. Accounts receivables and bad debts

Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

j. Equity-based compensation

The Company accounts for membership unit purchase agreements in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and, accordingly, recognizes compensation expense only if the fair value of the underlying membership unit exceeds the exercise price on the date of grant. During 2006, the Company adopted Financial Accounting Standards Board ("FASB") No. 123R *Accounting for Stock-Based Compensation, as amended,* in accounting for stock-based compensation.

3. Securities owned and securities sold, not yet purchased

Marketable securities owned and securities sold, not yet purchased, are recorded at fair value and consist of the following at December 31, 2006:

	Securities Owned	Securities sold not yet purchased
Equity securities	$1,754,246	$ 2,852

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $2,852 at December 31, 2006 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases.

4. Securities available for sale

Marketable and non-marketable securities classified as available for sale consist of the following at December 31, 2006:

	Cost	Gross Unrealized Gains	Fair Value
Available for Sale:			
Equity securities	$ 88,626	$ -	$ 88,626

5. Property and equipment

Property and equipment as of December 31, 2006 consists of the following classifications:

Equipment and software	$ 211,214
Leasehold improvements	11,482
Furniture and fixtures	55,153
	277,849
Less accumulated depreciation and amortization	121,168
Net property and equipment	$ 156,681

6. Subordinated long-term borrowings and warrants

Long-term borrowings consist of $225,000 of subordinated notes payable to certain of the Company's members and employees. The notes bear an annual interest rate of 9%, which is paid on a biannual basis, and are subordinate to all of the Company's contractual claims from other parties. The notes are due in full March 1, 2007.

In connection with certain of the notes payable, the Company granted each note holder warrants to purchase 300 of the Company's membership units for each $1,000 in principal amount of debt in which the note holder invested at an exercise price of $1 per unit. During 2006, the 35 remaining warrants outstanding were exercised for 10,500 membership units totaling $10,500 in contributed members' equity.

7. Net capital requirements

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, $100,000, or $2,500 for each security which it participates in a market-making broker-dealer, whichever is greatest. At December 31, 2006, the Company has net capital of $1,910,261 which exceeds its requirement of $502,500 by $1,407,761.

8. Operating leases

The Company has entered into non-cancelable operating lease agreements for office space and certain equipment that expire at various dates through the year 2009. Minimum future payments required under the terms of the leases for each of the next five years in the aggregate as of December 31 are as follows:

Year	Amount
2007	$ 124,969
2008	116,173
2009	6,000
Total	$ 247,142

9. Related party transactions

The Company from time to time specifically allocates to certain members profits and distributions at the direction of its Board in accordance with the Company's Operating Agreement.

The Company pays guaranteed payments to certain members who are involved in the day-to-day operations of the Company. Guaranteed payments to these members for 2006 included $784,039 which was accrued and payable at December 31, 2006. Interest payable to certain members and employees of the Company in connection with the subordinated notes payable totaled $6,750 at December 31, 2006.

10. Concentrations of credit risk

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The amount on deposit with these institutions at December 31, 2006 is in excess of the FDIC limit by $1,220,769.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Operating agreement and membership units

The membership units of the Company derive their rights and restrictions from the Company's Operating Agreement ("Agreement"). In accordance with the Agreement, distributions to members of distributable cash, as defined, will be authorized from time to time by the Company's Managing Member in proportion to each member's units. Notwithstanding the foregoing, all distributable cash from banking operations, as defined, shall be distributed to certain members at an agreed upon amount.

In the case of liquidation of the Company's assets outside of the ordinary course of business, the Agreement calls for net proceeds to be distributed first in proportion to, and to the extent of, each member's net invested capital, as defined, as of the date of distribution and thereafter in proportion to each member's units.

The Agreement provides for restrictions of the transfer of member's units without the prior written consent of at least a majority of the issued and outstanding units. In addition, the Agreement contains a provision for the right of first refusal by the Company and its remaining members. Upon death or disability of a member, the Agreement calls for the sale of the units back to the Company at 1.5 times the book value of the applicable units. In the case of termination of a member, the Company shall purchase the units from the member at the original purchase price paid for the units plus or minus any increase or decrease in the book value of such units since the date of purchase, if termination occurs at any time during the first five (5) years of employment, or at the fair market value of the units at any time thereafter. The Company may, at its option and notice, at any time redeem all or any portion of the units held by any member for the fair market value of the applicable units.

12. Equity-based compensation and membership unit option plan

The Company's Unit Option Plan-Amended 2005 provides for the granting of non-qualified immediately vested options to purchase up to 75,500 of the Company's membership units in order to provide incentives to certain employees and members. The plan allows participants to purchase membership units of the Company at prices set by the Board of Directors. Unexercised options expire ten years after the grant date unless otherwise specified by the Board of Directors.

Unit option balances as of December 31, 2006 is shown below:

Unit options	Number of shares	Weighted average exercise price
Outstanding at December 31, 2006	74,000	$ 1.00
Exercisable at December 31, 2006	74,000	$ 1.00

The following table summarizes the range of exercise prices, weighted average exercise prices, and weighted average remaining contractual lives for options outstanding and exercisable as of December 31, 2006:

	Outstanding			Exercisable	
Exercise prices	Number of shares	Weighted average exercise price	Weighted average remaining contractual life	Number of shares	Weighted average exercise price
$1.00	74,000	$1.00	6.5	74,000	$ 1.00

12. Equity-based compensation and membership unit option plan (continued)

During 2003, the Company issued 200,000 membership units to two members at a purchase price less than fair value. Compensation expense of $100,000 related to the issuance of these units is being amortized over the period that ends when all risks of forfeiture have passed. Unamortized compensation expense was $30,000 as of December 31, 2006.

Under FASB 123R, the fair value of the Company's employee unit options was estimated at the date of grant using a minimum value options pricing model with the following assumptions: risk free interest rate of 4.0% for 2003 and 5.0% for 2004, a dividend yield of 0%, and an expected life of the option of 10 years.

The weighted average grant-date fair value of the options granted in 2003 was $.32 per share. The weighted average grant date fair value of the options granted in 2004 was $.12 per share. The provisions of FASB 123R are immaterial to the Company's membership unit option Plan and accompanying statement of financial condition.

13. Defined Contribution Plan

The Company has a contributory defined contribution plan covering all eligible employees qualifying under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, participating employees may elect to contribute specific amounts of their salaries to a trust for investment. The Company can elect to contribute specified amounts to the plan as determined by the Board of Directors. Participants' interests in the Company contributions vest immediately.

14. Subsequent Event

In January 2007, the Company entered into an operating agreement with an investor to borrow $250,000 in the form of a subordinated note in connection with the formation of a new Company division known as ERC providing investment banking, trading, and research services to the energy development, management and services sector. A principal of the investor is also a manager of the division. The loan is non-interest bearing, non-recourse to the Company except to the extent of ERC division assets, as defined, and is payable at maturity in January 2009. The operating agreement requires an agreed upon percentage monthly distribution of ERC's net revenue, as defined, to the investor.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-19

OMB APPROVAL
OMB Number: 3235-0133
Expires: September 30, 2002
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INFORMATION REQUIRED OF NATIONAL SECURITIES EXCHANGES AND REGISTERED NATIONAL SECURITIES ASSOCIATIONS PURSUANT TO SECTIONS 17 AND 19 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 17a-19 THEREUNDER
REPORT OF CHANGE IN MEMBERSHIP STATUS

1. Identify the self-regulatory organization filing this report.

☐ AMEX ☐ BSE ☑ CBOE ☐ CSE ☐ CHX ☐ ISE ☐ NASD ☐ NYSE ☐ PCX ☐ PHLX

2. The change in membership with the reporting self-regulatory organization is:

(a) ☑ New Membership (b) ☐ Termination of Membership (c) ☐ Suspension of Membership
(d) ☐ Reinstatement from Suspension (e) ☐ Change of Address (f) ☐ Other Change in Membership Status

If (b), (c), (d) or (f) give a brief description of the circumstances ______

3. Provide the following information concerning the subject.

Present Status (a) thru (d)
(a) Name Calyon Securities (USA) Inc.
(b) ☐ Corporation ☐ Partnership ☐ Sole Proprietor
☑ LLC ☐ Other ______
(c) SEC File No. 8-13753
(d) Principal Place of Business:
1301 Avenue Of The Americas, 15th Flr.
New York (City) NY (State) 10019 (Zip Code)

To be changed to (a) thru (d)
(a) Name ______
(b) ☐ Corporation ☐ Partnership ☐ Sole Proprietor
☐ LLC ☐ Other ______
(c) SEC File No. ______
(d) Principal Place of Business ______
(City) (State) (Zip Code)

4. The subject is also a member of the:

☐ AMEX ☐ BSE ☐ CBOE ☐ CSE ☐ CHX ☐ ISE ☐ NASD ☐ NYSE ☐ PCX ☐ PHLX

5. The examining authority and SIPC collection agent prior to this change in membership status is:

☐ AMEX ☐ BSE ☐ CBOE ☑ CSE ☐ CHX ☐ ISE ☐ NASD ☐ NYSE ☐ PCX ☐ PHLX

6. Name of person completing this report Regina Millison-Coleman Title Manager
Telephone No. 1 (312) 786-7452 Signature [signature] Effective Date of Change March 5, 2007

(ADVISE BROKER-DEALER OF ITS OBLIGATION TO AMEND ITS FORM BD OR FILE FORM BDW)
RESERVED FOR SEC ACTION

☐ Examining Authority Not Changed ☐ Examining Authority Changed From ______ to ______

Signature ______ Date ______

INSTRUCTIONS ON BACK

SEC 1414 (07-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.



100 Quentin Roosevelt Boulevard, Suite 516 • Garden City, New York 11530

FINANCIAL SERVICES, LLC
(516) 222-9111

FAX TRANSMITTAL SHEET

Date: March 5, 2007

Subject: Empirical Research Partners, LLC
CRD 123520
March 2007 net capital withdrawal

To: Pat McGeorge
cc: Michael Goldstein

Number: 212 858 5122

From: Marc H. Stoltz

Comments:

Pat, pursuant to Rule 240.15c3-1 (e)(1)(i) notice is hereby provided that Empirical Research Partners, LLC ("ERP") will be making a capital withdrawal approximating $16 million on or about March 8, 2007. The distribution will be made to ERP's Managing Member, Mr. Michael Goldstein.

ERP's estimated net capital prior to the withdrawal is $18million and after the withdrawal net capital is expected to exceed $3 million.

ERP will be in compliance with the SEC net capital rules both prior to and after the withdrawal.

Number of pages (including transmittal) (1)

SEC - New York 212 336 1325
SEC - Wash 202 772 9273

Condata Financial

Investment Advisors

Condata Group, Inc. 150 Broadway • Suite 1710 • New York • NY 10038 Tel. 212-233-1460 Fax 212-233-1466

Via Facsmile (202-772-9273)

March 5, 2007

SEC
Division of Market Regulation
Washington, DC

Re: Notice of Net Capital Deficiency (SEC Rule 15c3-1)
Re: Notice of SEC Rule 17a-11 Deficiencies

To Whom It May Concern:

On Friday, March 2, 2007, we were told by our auditors, Maurice Berkower, of Acquavella, Chiarelli, Shuster, Berkower & Co. LLP that they had come to a final decision on the accounts receivable posted on December 15, 2006 in the amount of $7,618.00.

This figure should be reversed since the sale was made in 2006 but was not a receivable until January 17, 2007.

When the $7,618.00 is reversed, it caused our net capital to fall below the required level and a violation of Rule 17a-11(b) occurred on December 15, 2006.

Corrective Action

We have revised our policy on when and how sales can be recognized as current account receivable for net capital purposes (see notes of January 2007 and revised notes of March 5, 2007).

The company will immediately apply this new policy thus eliminating the possibility of any future need for reversals when audited.

Had we not posted the accounts receivable in December 2006, the owners would have deposited $3,000 cash to assure adequate net capital level. We will therefore deposit $3,000 on March 15, 2007 and amend the minutes to reflect this.

Sincerely,



Lance Zimmerman
Financial and Operations Principal

Amended March 5, 2007

Notes To The File

Accounting Department

RE: ACCOUNTS RECEIVABLE

The Company generates receivables from two sources, (1) Fees paid on Assets Under Management and (2) Commission paid us on sales of Mutual funds and Annuities.

Fee Based (Charles Schwab Accounts)

These accounts which have signed Assets Management Agreements with Condata will be billed by the 10th day of the month following each quarter end (April, July, October, January). Once Charles Schwab has been notified (electronic or special mail) to debit clients account the amount billed will become a receivable.

Commission Based

Cash With Application ("CWA")

All Mutual Funds and Variable Annuities sold by Condata Group require written "Selling Agreement" with the mutual fund or annuity (life insurance) company. These agreements state the commission rate for each product offered.

When we sell a product and submit an application, the mutual fund/annuity company will notify us that the account has been opened. Condata will then place that account on its books, apply the appropriate commission for that product, and then recognize this amount as an account receivable. The time frame from account opening to Condata receipt of cash range from 20 days – 40 days depending on the company. No bills will be sent to the mutual fund or annuity company since payments are automatic.

1035 Exchange / Transfers / Rollovers

When a client has a 1035 Exchange or qualified transfer or Rollover we will not recognize this as an account receivable when the account is opened. For these accounts, an additional step will be added to the "CWA" procedure.

Condata Financial will contact the Mutual Fund or Variable Annuity Company (Vendor) to find out the exact date it actually received the funds. For net capital purposes this is the date we will use to recognize the event as a current account receivable.

January 2007

Notes To The File

Accounting Department

RE: ACCOUNTS RECEIVABLE

The Company generates receivables from two sources, (1) Fees paid on Assets Under Management and (2) Commission paid us on sales of Mutual funds and Annuities.

Fees Based (Charles Schwab Accounts)
These accounts which have signed Assets Management Agreements with Condata will be billed by the 10th day of the month following each quarter end (April, July, October, January). Once Charles Schwab has been notified (electronic or special mail) to debit clients account the amount billed will become a receivable.

Commission Based
All Mutual Funds and Variable Annuities sold by Condata Group require written "Selling Agreement" with the mutual fund or annuity (life insurance) company. These agreements state the commission rate for each product offered.

When we sell a product and submit an application, the mutual fund/annuity company will notify us that the account has been opened. Condata will then place that account on its books, apply the appropriate commission for that product, and then recognize this amount as an account receivable. The time frame from account opening to Condata receipt of cash range from 20 days – 40 days depending on the company. No bills will be sent to the mutual fund or annuity company since payments are automatic.

END